DAY &

CAMPBELL, LLP

Our File Number	LAWYERS
2030 Main Street
Suite 1600
Irvine, California 92614
(949) 553-1500
Facsimile (949) 553-1544

May 4, 2006

VIA EDGAR AND FEDERAL EXPRESS

Yong Kim

Mail Stop 3561

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Originally New York, Inc. (the “Company”)
Form 10-KSB/A for fiscal year ended
December 31, 2004

Dear Yong Kim:

This letter is in response to your comment letter dated December 29, 2005 with respect to the Company’s Form 10-KSB for fiscal year ended December 31, 2004 and Form 10-QSB for the quarter ended September 30, 2005.

Form 10-KSB for fiscal year ended December 31, 2004

The Company filed its Form 10-KSB for fiscal year ended December 31, 2005 with the Commission on April 17, 2006. In its Form 10-KSB for fiscal year ended December 31, 2005, the Company included the information required by Item 9(e) of Schedule 14A in Item 14, included the information regarding controls and procedures in Item 8A, and attached as exhibits certifications in compliance with Item 601 of Regulation S-B.

As indicated in the recently filed Form 10-KSB for fiscal year ended December 31, 2005, the Company planned to continue operations following the sale of certain assets to its President, but during 2005, management decided to abandon any effort to operate its originally intended business.

The Company believes that its 10-KSB for fiscal year ended December 31, 2005 has addressed your comments on the 2004 10-KSB and, as discussed, has not filed any amendment to the 2004 10-KSB.

Yong Kim

May 4, 2006

Form 10-QSB for the Quarterly Period ended September 30, 2005

The Company has retained new independent accountants who will review the Company’s interim financial statements included in its future filing of quarterly reports on Form 10-QSB. The Company will comply with your comments regarding future filings of Form 10-QSB

Attached is a statement from the Company acknowledging that:

•	the Company is responsible for the adequacy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DAY & CAMPBELL, LLP

/s/ Rowland W. Day II

Rowland W. Day II

RWD:gd

Enclosures